
05005111

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

January 7, 2005

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: **Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771**

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

- Quarterly Report – January - September 2004

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "file" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 1/12

If you have any questions regarding this information, please contact the undersigned at (202) 637-5534.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Charles E. Sieving

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira
Richard J. Parrino




BELGO
Grupo Arcelor





INFORMATIVO TRIMESTRAL

Janeiro a Setembro de 2004



QUARTERLY REPORT

January - September 2004

		Variações - *Variations* jan-set 2004 / jan-set 2003 *Jan-Sep 2004 / Jan-Sep 2003*
SIDERURGIA BRASIL E ARGENTINA - ***STEELMAKING - BRAZIL AND ARGENTINA***		
(Acindar - consolidada a partir de maio/2004) - *(Acindar - consolidated starting in May 2004)*		
Produção de aço bruto - *Crude steel output*	2.925 mil toneladas - *tons*	+ 35,4%
Produção de laminados - *Rolled products output*	2.799 mil toneladas - *tons*	+ 39,7%
Volume de vendas - *Sales volume*	2.822 mil toneladas - *tons*	+ 40,2%
CONSOLIDADO - ***CONSOLIDATED***		
Receita líquida - *Net Sales*	R$ 4.775,3 milhões - *million*	+ 69,4%
Lucro operacional - *Operating Profit (EBIT)*	R$ 1.593,5 milhões - *million*	+ 120,2%
Geração de Caixa - *Cash Flow Generation (EBITDA)*	R$ 1.833,3 milhões - *million*	+ 117,8%
Lucro Líquido (Antes dos acionistas não controladores) *Net Profits (Before minority shareholders)*	R$ 892,2 milhões - *million*	+ 30,2%
Caixa Líquido - *Net Cash Flow*	R$ 31,8 milhões - *million*	
Investimentos realizados - *Investments made*	R$ 318,3 milhões - *million*	
ROCE acumulado de 2004 - *Accumulated ROCE 2004*	50,4 %	
CONTROLADORA - ***PARENT COMPANY***		
Lucro Operacional - *Operating Profit (EBIT)*	R$ 367,2 milhões - *million*	
Geração de Caixa - *Cash Flow Generation (EBITDA)*	R$ 442,1 milhões - *million*	
Equivalência Patrimonial - *Equity Earnings*	R$ 670,2 milhões - *million*	
Lucro Líquido - *Net Profit*	R$ 743,6 milhões - *million*	

ACINDAR: A Belgo, a partir de 4 de outubro de 2004, aumentou sua participação no capital social da ACINDAR para 72,7%, por intermédio da subscrição de bônus. A Empresa vem apresentando bons resultados operacionais, com ótimas margens.

Caixa Líquido Consolidado: Mesmo considerando o pagamento de juros sobre o capital próprio no valor de R$ 100 milhões, ocorrido em 30/08/2004, o endividamento líquido consolidado de R$ 181,9 milhões, apurado em 30/06/2004, transformou-se em caixa líquido de R$ 31,8 milhões em 30/09/2004.

ACINDAR: *From October 4, 2004, Belgo increased its stake in the equity capital of ACINDAR to 72.7% through a bonus subscription. The Company has been presenting good operating results with excellent margins.*

Consolidated Net Cash Flow: *Even considering the payment of interest on equity of R$ 100 million on August 30, 2004, the consolidated net debt of R$ 181.9 million calculated on June 30, 2004 turned into a Net Cash Flow of R$ 31.8 million on September 30, 2004.*

◦ **Exploração da Mina do Andrade**

Em 29 de junho de 2004 foi celebrado Memorando de Entendimentos entre a Belgo e a Cia. Vale do Rio Doce (CVRD), com vistas à exploração em larga escala de minério de ferro na Mina do Andrade. A exploração será efetuada mediante arrendamento durante a vida útil da mina, podendo haver transferência de participação parcial para a CVRD. Toda a operação e todos os investimentos serão desenvolvidos pela arrendatária, ficando assegurado para a Belgo, em qualquer hipótese, o suprimento de minério de ferro para a necessidade atual e para as futuras expansões. No ato da assinatura do contrato de arrendamento a Belgo receberá US$ 10 milhões, bem como *royalties* pelo minério extraído e comercializado pela CVRD. A Belgo segue explorando a Mina do Andrade para suprir a Usina de João Monlevade em suas necessidades, até a celebração do contrato de arrendamento.

◦ **Juros sobre Capital Próprio**

O Conselho de Administração da Companhia Siderúrgica Belgo-Mineira, por proposta da Diretoria, aprovou o pagamento de juros sobre capital próprio referentes ao exercício de 2004, a saber:

1. Em 23 de julho de 2004, para pagamento em 30 de agosto de 2004, no valor bruto de R$ 100 milhões, correspondendo R$ 13,65 a cada lote de mil ações ordinárias e R$ 15,02 a cada lote de mil ações preferenciais.
2. Em 22 de outubro de 2004, em evento subseqüente ao terceiro trimestre findo, para pagamento em 20 de dezembro de 2004, no valor bruto de R$90 milhões, correspondendo R$ 12,28 a cada lote de mil ações ordinárias e R$ 13,51 a cada lote de mil ações preferenciais.

◦ **Duplicação da capacidade da Usina de Piracicaba**

As obras de ampliação de 500.000 t/ano, duplicando a capacidade de produção da Usina de Piracicaba, estão dentro do cronograma estabelecido. A nova Aciaria está pronta desde maio, já operando a um ritmo superior ao esperado, e em agosto entrou em funcionamento o novo Laminador, destinado à produção de vergalhões e barras. A Aciaria já está operando a 80% da sua capacidade nominal, produzindo o suficiente para abastecer os dois laminadores da Usina de Piracicaba e o novo Laminador 2 já está produzindo a 65% de sua capacidade plena.

◦ **Coqueria**

Em 18 de agosto de 2004, a Companhia Siderúrgica Belgo-Mineira (Belgo), a Companhia Siderúrgica Tubarão (CST) e a Sun Coal & Coke Company (Sun) assinaram um acordo para a formação de uma *joint-venture* a ser denominada Sun Coqueria Tubarão S.A. (SOL), para implantação no município de Serra, Espírito Santo, de uma coqueria com capacidade de 1,55 milhão de toneladas/ano de coque metalúrgico, com início de produção previsto para julho de 2006. A composição acionária inicial terá a CST com 62%, a Belgo com 37% e a Sun com 1%. O investimento total previsto é da ordem de US$ 380 milhões.

◦ ***Exploration of the Andrade Mine***

A Memorandum of Understanding was celebrated by Belgo and Companhia Vale do Rio Doce (CVRD on June 29, 2004), covering the large-scale mining of iron ore at the Andrade Mine. The exploration shall be undertaken through a leasing contract during mine lifetime, with a possibility of a transfer of a partial ownership to CVRD. The entire operation and all the investments will be handled by CVRD, with Belgo being guaranteed iron ore supplies sufficient to meet its current needs and future expansion under any circumstances whatsoever. On signature of the lease contract, Belgo will receive US$ 10 million as well as royalties on the ore mined and sold by CVRD. Belgo will continue to operate the Andrade Mine in order to meet the needs of the Monlevade Mill until the signature of the lease contract.

◦ ***Interest on Equity***

Through a proposal submitted by its Executive Board, the Board of Companhia Siderúrgica Belgo-Mineira approved the payment of interest on equity for the 2004 financial year as follows:

1. *On July 23, 2004, for payment on August 30, 2004, a gross amount of R$ 100 million, corresponding to R$ 13.65 for each batch of 1,000 common shares and R$ 15.02 for each batch of 1,000 preferred shares.*
2. *On October 22, 2004, at event subsequent to the end of the third quarter, for payment on December 20, 2004, a gross amount of R$ 90 million, corresponding to R$ 12.28 for each batch of 1,000 common shares and R$ 13.51 for each batch of 1,000 preferred shares.*

◦ ***Doubling Capacity at the Piracicaba Plant***

The expansion of 500,000 tons/year, doubling the production capacity of the Piracicaba Plant, is keeping up to schedule. The new Steel Shop has been ready since May, and is already operating at a pace higher than expected. In August, the new rolling-mill started up operations, producing rods and bars. The Steel Shop is already operating at 80% of its rated capacity, producing sufficient output to supply the two rolling mills at the Piracicaba Mill and the new Rolling Mill 2 is already producing at 65% of its full capacity.

◦ ***Coke Plant***

On August 18, 2004, Companhia Siderúrgica Belgo-Mineira (Belgo), Companhia Siderúrgica Tubarão (CST) and Sun Coal & Coke Company (Sun) signed an agreement setting up a joint venture to be called Sun Coqueria Tubarão S.A. (SOL), in order to establish a coke plant in Serra municipality, Espírito Santo State, with an annual metallurgical coke capacity of 1.55 million tons. The start-up is scheduled for July 2006. The initial shareholding composition will assign CST 62%, Belgo 37% and Sun 1%. The total investments planned reach some US$ 380 million.

Com relação à ACINDAR, não há comparabilidade nos volumes do terceiro e segundo trimestres de 2004, considerando que este último só contempla a produção de dois meses, ou seja, maio e junho.

O Setor Trefilarias do Brasil, constituído de *joint-ventures* com a Bekaert, cresceu, no acumulado deste ano, 15,2% em relação aos nove primeiros meses de 2003.

With regard to ACINDAR, there is no comparability for the volumes of the third and second quarters of 2004, as this latter includes output for only two months, namely May and June.

The Drawing Sector in Brazil consisting of joint ventures with Bekaert, rose 15.2% in the accumulated figures for the year, compared to the first nine months of 2003.

VENDAS DAS EMPRESAS BELGO

BELGO COMPANIES SALES

Quadro 2 *Chart 2*

Unidade: 10³ t *Unit: 10³ t*	2004 1T	 2T	 3T	 %	2003 Jan-Set	2004 Jan-Set	 %
1. SIDERURGIA BRASIL* (BELGO E BMPS) - *STEELMAKERS BRAZIL**							
. Mercado interno - *Domestic market*	521,3	606,0	671,9	10,9	1.411,3	1.799,2	27,5
. Mercado externo - *Exports*	181,1	185,7	159,7	(14,0)	601,5	526,5	(12,5)
Total	**702,4**	**791,7**	**831,6**	**5,0**	**2.012,8**	**2.325,7**	**15,5**
2. ACINDAR **							
. Mercado interno - *Domestic market*	-	168,2	229,7	36,6	-	397,9	-
. Mercado externo - *Exports*	-	25,5	73,3	187,5	-	98,8	-
Total	-	**193,7**	**303,0**	**56,4**	-	**496,7**	-
TOTAL EMPRESAS SIDERÚRGICAS - *TOTAL STEEL COMPANIES*	**702,4**	**985,4**	**1.134,6**	**15,1**	**2.012,8**	**2.822,4**	**40,2**
3. TREFILARIAS BRASIL - *WIRES BRAZIL*							
. Mercado interno - *Domestic market*	137,8	146,5	161,5	10,2	375,4	445,8	18,8
. Mercado externo - *Exports*	18,1	20,4	16,2	(20,6)	67,3	54,7	(18,7)
Total	**155,9**	**166,9**	**177,7**	**6,5**	**442,7**	**500,5**	**13,1**

* Inclui vendas para as Empresas Trefiladoras.
** Consolidada a partir de maio de 2004.

** Sales to Drawing Companies included.*
*** Consolidated starting in May 2004 onwards.*

O volume de vendas das Empresas Siderúrgicas Belgo (Belgo e BMPS), no mercado interno, cresceu 10,9% do segundo para o terceiro trimestre de 2004. Nos primeiros nove meses de 2004 o aumento foi de 27,5%, enquanto as vendas de laminados longos no mercado interno, constantes das estatísticas do IBS - Instituto Brasileiro de Siderurgia, apresentaram uma evolução de 25,2% em relação ao mesmo período de 2003.

A demanda do mercado interno no Brasil vem se comportando de modo satisfatório no segmento industrial durante todo o ano corrente e, a partir de março, com maior intensidade no segmento da construção civil. Por estas razões, as Empresas Belgo estão priorizando o atendimento ao mercado interno, com a consequente diminuição das exportações.

The sales volumes for the Belgo Steel Companies (Belgo and BMPS) on the domestic market rose 10.9% between the second and third quarters 2004. During the first nine months of 2004, the increase reached 27.5%, while the sales of long rolled products on the domestic market included in the statistics issued by the Brazilian Steel Institute (IBS) rose by 25.2% compared to the same period in 2003.

Domestic market demands in Brazil have been behaving satisfactorily in the industrial segment during the current year, and from March onwards, more intensively in the civil construction segment. This is why Belgo companies are assigning higher priority to attend the domestic market, with the consequent reduction in exports.

As Empresas Belgo - Brasil alcançaram no terceiro trimestre de 2004 uma receita líquida de R$ 1.582,5 milhões registrando um aumento de 21,7% sobre o segundo trimestre e de 51,4% sobre o primeiro trimestre, ambos de 2004.

Nos primeiros nove meses de 2004 observou-se crescimento da massa salarial, do nível de emprego e expansão na economia brasileira, que, além de evoluir com relação ao ano passado, está ascendente em relação a períodos trimestrais imediatamente anteriores. No acumulado, a receita líquida totalizou R$ 3.927,5 milhões, com uma progressão de 39,3% frente a igual período do ano anterior.

Contribuíram para a evolução do faturamento doméstico os maiores volumes físicos das vendas de laminados e trefilados, o melhor mix de produtos e também os melhores preços praticados.

No terceiro trimestre o preço dos insumos básicos, como energéticos e metálicos (sucata e gusa), continuou em ascensão.

O lucro operacional (EBIT) de R$ 504,5 milhões do terceiro trimestre de 2004 mostrou-se 23,9% superior ao do segundo trimestre. No acumulado de nove meses, atingiu R$ 1.193,4 milhões, com uma progressão de 64,9% quando comparado ao valor apurado no ano anterior. Em 2004, o EBITDA e a margem EBITDA atingiram R$ 1.418,7 milhões e 36,1%, respectivamente, ante R$ 841,6 milhões e 29,8% em 2003. No terceiro trimestre de 2004 a margem EBIT foi de 31,9% e a margem EBITDA foi de 40,5%.

A Administração entendeu ser oportuno revisar a vida útil dos ativos das Empresas Belgo. No terceiro trimestre foi registrado o efeito pleno da mudança desse critério, e também o efeito sobre a depreciação já escriturada no primeiro semestre de 2004, cujo montante foi de cerca de R$ 94,4 milhões.

O lucro líquido das Empresas Belgo no Brasil alcançou R$ 823,3 milhões no período de nove meses de 2004, 20,1% superior quando comparado a igual período de 2003, tendo sido impactado, principalmente, pela despesa de amortização de ágio decorrente do processo de capitalização da BMPS, no valor de R$ 243,5 milhões, referente às nove primeiras parcelas mensais de um total de sessenta.

Vale considerar que em 2003 foram registrados resultados não recorrentes, a saber:

1. Receita financeira de R$ 70 milhões advinda da reversão da marcação a mercado sobre aplicações financeiras dolarizadas.
2. Ativação de créditos tributários no valor de R$ 224 milhões, advindos da reestruturação societária nas empresas de siderurgia.

The Belgo Companies in Brazil reached Net Sales of R$ 1,582.5 million during the third quarter of 2004, posting an increase of 21.7% over the second quarter and 51.4% over the first quarter, both in 2004.

During the first nine months of 2004, an expansion of the wage-earning masses, rising employment levels and an upsurge in the Brazilian economy were noted. In addition to growth compared to the previous year, this is also higher in terms of the last few quarters. For the accumulated figures, the Net Sales totalized R$ 3,927.5 million, up 39.3% for the same period the previous year.

The domestic revenues were increased by higher physical sales volumes of rolled products and wires, a better product mix, and also higher prices.

During the third quarter, the price of basic feedstock such as electricity and metals (scrap and pig iron) continued to rise.

The operating profit (EBIT) of R$ 504.5 million for the third quarter of 2004 was 23.9% higher than that for the second quarter. The accumulated for nine months reached R$ 1,193.4 million, up 64.9% compared to the figure calculated the previous year. In 2004, EBITDA and EBITDA margin reached R$ 1,418.7 million and 36.1% respectively, compared to R$ 841.6 million and 29.8% in 2003. During the third quarter of 2004, the EBIT margin was 31.9% and the EBITDA margin was 40.5%.

The Management felt that it was timely to review the useful life of Belgo Companies assets. During the third quarter, the full effect of alterations to these criteria were recorded, and also the effects on the depreciation already entered in the books during the first half of 2004, in an amount of some R$ 94.4 million.

The net profit of the Belgo Companies in Brazil reached R$ 823.3 million during the first nine months of 2004, 20.1% higher than the same period in 2003, impacted mainly by the premium amortization disbursement due to BMPS capitalization process, in an amount of R$ 243.5 million referring to the nine first monthly installments, out of a total of sixty.

It is worthwhile to note that non-recurrent earnings were posted in 2003, namely:

1. *Financial revenue of R$ 70 million arising from the reversal of the market marking on dollarized financial investments.*
2. *Use of tax credits worth R$ 224 million, arising from the corporate restructuring of the Steel Companies.*

DESTAQUES FINANCEIROS CONSOLIDADOS
EMPRESAS BELGO

CONSOLIDATED FINANCIAL HIGHLIGHTS
BELGO COMPANIES

Quadro 5 *Chart 5*

R$ milhões *R$ million*	2004 1T	2004 2T	2004 3T	2003 Jan-Set	2004 Jan-Set	%
Receita líquida - *Net sales*	1.045,2	1.618,9	2.111,2	2.819,7	4.775,3	69,4
Lucro operacional - *Operating profit (EBIT)*	281,7	554,1	757,7	723,5	1.593,5	120,2
Lucro líquido - *Net profit*	186,0	299,5	406,7	685,5	892,2	30,2
Geração de caixa - *Cash flow generation (EBITDA)*	325,9	605,6	901,8	841,6	1.833,3	117,8

Os bons resultados obtidos em 2004 na evolução da receita líquida, do lucro operacional (EBIT) e da geração de caixa (EBITDA) embutem, a partir de maio, a substancial contribuição para o consolidado da Belgo dos resultados da ACINDAR, que vem operando em ritmo pleno para atender a demanda do mercado argentino, com margem muito satisfatória.

Os resultados de 2003 e 2004 não são comparáveis e a menor progressão percentual na evolução do lucro líquido é justificada pelos resultados não recorrentes ocorridos em 2003, já comentados.

The good results obtained in 2004 in the evolution of Net Sales, Operating Profit (EBIT) and Cash-Flow Generation (EBITDA) include a substantial contribution to Belgo Consolidated figures from the ACINDAR earnings, from May onwards, operating at full rate to meet the Argentina's market demands, with very satisfactory margins.

The figures for 2003 and 2004 are not comparable, and the lower percentage increase in the net profit is justified by the non-recurring results that occurred in 2003, as already mentioned.

RECEITA LÍQUIDA - R$ milhões
NET REVENUES - R$ million


69,4%
2.368,8
3.167,1
3.779,9
2.819,7
4.775,3
2001
2002
2003
Jan-set 03
Jan-set 04

CAGR 01-03 = **26,3%**

EBIT
R$ milhões *R$ million*


120,2%
614,6
849,7
999,7
723,5
1.593,5
2001
2002
2003
Jan-set 03
Jan-set 04

CAGR 01-03 = **27,5%**

EBITIDA
R$ milhões *R$ million*


117,8%
740,8
995,2
1.161,7
841,6
1.833,3
2001
2002
2003
Jan-set 03
Jan-set 04

CAGR 01/03 = **25,2%**

ROCE %


21,9
28,5
27,9
50,4
2001
2002
2003
Jan-set 04*

* Consolidação da ACINDAR a partir de maio de 2004

**Consolidated from Acindar starting in May 2004*

Quadro 7 — *Chart 7*

R$ milhões / *R$ million*	31/12/03 TOTAL / *12/31/03 Total*	1T 2004 TOTAL / *1q 2004 Total*	2T 2004 / *2q 2004*	3T 2004** em Reais/Pesos / *in Reais/Pesos*	3T 2004** em Dólares / *in Dollars*	3T 2004** TOTAL / *Total*	EBITDA	Índice de Corbetura / *Coverage Index*
Belgo	131,1	240,7	79,9	46,0	(40,1)	5,9	442,1	0,0
Demais Empresas Siderúrgicas - Brasil *Other steelmaking companies Brazil*	159,9	289,1	279,5	276,5	(29,6)	246,9	606,2	0,4
Trefiladoras - *Drawing plants*	53,5	(30,4)	5,0	(32,4)	5,8	(26,6)	330,7	(0,1)
Guilman-Amorim - *Guilman-Amorim power dam*	77,9	80,3	80,9	(13,3)	81,6	68,3	20,2	3,4
Outras - *Others*	(24,2)	(44,2)	(40,2)	(4,7)	(20,9)	(25,6)	8,6	(3,0)
ACINDAR*			(223,2)	(274,4)	(26,3)	(300,7)	425,5	(0,7)
Total da dívida líquida - ***Total of net debt***	**398,2**	**535,5**	**181,9**	**(2,3)**	**(29,5)**	**(31,8)**	**1.833,3**	**(0,0)**
- Dívida curto prazo - *Short term debt*	(180,1)	(95,1)	(646,6)	(363,4)	(418,1)	(781,5)		
- Dívida longo prazo - *Long term debt*	578,3	630,6	828,5	361,1	388,6	749,7		

* Não inclui US$ 80 milhões de ONC's passíveis de conversão a partir de 2006.
** Valores expressos em R$, embora a dívida tenha sido contraída em US$ ou P$

** US$ 80 million ONC's s convertible starting in 2006 not included*
*** Amounts expressed in R$, although the debt was taken out in US$ or P$*

CAIXA LÍQUIDO CONSOLIDADO

Mesmo considerando o pagamento de Juros sobre o Capital Próprio no valor de R$ 100 milhões, ocorrido em 30/08/2004, o endividamento líquido consolidado de R$ 181,9 milhões, apurado em 30/06/2004, transformou-se em caixa líquido de R$ 31,8 milhões em 30/09/2004. No escopo da consolidação registra-se na ACINDAR um caixa líquido de R$ 300,7 milhões.

CONSOLIDATED NET CASH

Even including the payment of interest on equity of R$ 100 million on August 30, 2004, the consolidated net debt of R$ 181.9 million on June 30, 2004, turned into a net cash flow of R$ 31.8 million on September 30, 2004. Under the scope of the consolidation, ACINDAR record a net cash flow of R$ 300.7 million.

ENDIVIDAMENTO LÍQUIDO - R$ MILHÕES
NET DEBT - R$ MILLION


875,6
675,2
398,2
535,5
181,9
-31,8
2001
2002
2003
1T04
2T04
3T04

Quadro 9 *Chart 9*

R$ milhões / *R$ million*	2004 1T	2004 2T	2004 3T	2003 Jan-Set	2004 Jan-Set	%
Receita bruta - *Gross sales*	506,3	627,9	751,5	1.386,8	1.885,7	36,0
Receita líquida - *Net sales*	**382,7**	**463,8**	**555,7**	**1.080,5**	**1.402,2**	**29,8**
Mercado interno - *Domestic market*	345,4	414,8	507,9	945,9	1.268,1	34,1
Mercado externo - *Exports*	37,3	49,0	47,8	134,6	134,1	(0,4)
Lucro operacional - *Operating profit (EBIT)*	**70,9**	**104,5**	**128,0**	**221,5**	**303,5**	**37,0**
Receitas (despesas) financeiras - *Financial revenue (expenses)*	(4,0)	(7,3)	(6,7)	(13,3)	(18,0)	35,3
Variações monetárias e cambiais - *Monetary and exchange variations*	(0,6)	2,5	(3,8)	(6,6)	(1,9)	(71,2)
Equivalência patrimonial - *Equity earnings*	(1,5)	4,6	1,9	6,1	5,0	(18,0)
Lucro líquido - *Net profit*	**46,5**	**75,4**	**84,7**	**156,2**	**206,7**	**32,3**
Geração de caixa - *Cash generation (EBITDA)*	**83,4**	**117,2**	**163,8**	**257,0**	**364,4**	**41,8**
Investimentos - *Investments*	5,4	12,7	11,6	29,4	29,7	1,0
Endividamento líquido - *Net debt*	(38,6)	5,1	(26,6)	(46,9)	(26,6)	(43,3)
Nº de empregados - *Number of employees*	2.213	2.236	2.266	2.160	2.266	4,9

As vendas das Trefiladoras das Empresas Belgo atingiram 500,5 mil toneladas, 13,1% a mais do que no perído de janeiro a setembro de 2003, com destaque para o mercado doméstico, que cresceu 18,8%. A receita líquida do segmento de trefilados progrediu 29,8% e alcançou R$ 1.402,2 milhões nos nove primeiros meses de 2004, devido ao maior volume de vendas, recuperação de preços e melhor mix, com foco em produtos de maior valor agregado, o que também justifica o crescimento do lucro operacional (EBIT) de 37%. O lucro líquido foi de R$ 206,6 milhões, com acréscimo de 32,3% no resultado, obtido pelo incremento operacional do segmento.

A geração de caixa (EBITDA) totalizou R$ 364,4 milhões frente a R$ 257 milhões apurados em igual período do ano anterior. As Trefiladoras da Belgo investiram R$ 29,7 milhões em melhorias para o aumento de produtividade, em logística, no atendimento ao cliente e no meio ambiente.

The Drawing Companies in the Belgo group sold 500,500 tons, 13.1% above the sales of the period of January through September 2003, particularly in the domestic market, which rose 18.8%. The Net Revenues in the Drawing segment increased by 29.8% reaching R$ 1,402.2 million during the first nine months of 2004, due to higher sales volumes, better prices and a better mix, particularly products with higher added value, which also explains the increase in the Operating Profit (EBIT) of 37%. The net profit reached R$ 206.6 million, a 32.3% increase in the earnings brought in through the operating increase in this segment.

The Cash-Flow Generation (EBITDA) amounted to R$ 364.4 million compared to the R$ 257 million for the same period of the previous year. The Drawing Companies invested R$ 29.7 million in productivity increase, in logistics, customer services and the environment.

Os resultados da Controladora não se comparam com relação aos exercícios de 2004 e 2003, visto que em 2003 foram desenvolvidos vários movimentos societários e patrimoniais. Considerando esta reestruturação societária, que concentrou as atividades siderúrgicas da construção civil das usinas de Juiz de Fora, Piracicaba e Vitória na BMP Siderurgia S.A., deixando na controladora Companhia Siderúrgica Belgo-Mineira apenas as atividades do segmento industrial da Usina de João Monlevade e da Fábrica de Sabará, devemos registrar apenas os seguintes aspectos:

1. A BMP Siderurgia, com os ativos industriais para construção civil e a participação na ACINDAR, contribuiu para o resultado da Controladora, via equivalência, com R$ 528 milhões, sendo R$ 170,1 milhões provenientes da ACINDAR.

2. O lucro líquido foi afetado pelas despesas de amortização de ágio no valor de R$ 162,5 milhões.

3. A mudança nos prazos da depreciação, com revisão da vida útil dos equipamentos e das edificações, aumentou o valor da depreciação no terceiro trimestre (incluindo efeitos sobre o primeiro semestre de 2004), no montante aproximado de R$ 33 milhões.

The Parent Company figures for 2004 and 2003 are not comparable, as several corporate stockholding and equity alterations were undertaken in 2003. In view of this corporate restructuring process that concentrated the civil construction steel activities of the Juiz de Fora, Piracicaba and Vitória Plants under BMP Siderurgia S.A., leaving the Parent Company, Companhia Siderúrgica Belgo-Mineira with only the industrial segment activities at the Monlevade and the Sabará Plants, only the following aspects should be noted:

1. *BMP Siderurgia with the civil construction industrial assets and the shareholding in ACINDAR, contributed though equity to the Parent Company's result with an amount of R$ 528 million, R$ 170 million of which came from ACINDAR.*

2. *The net profit was affected by the premium amortization expense, in the amount of R$ 162.5 million.*

3. *The change in the depreciation periods with the review of the useful life of the equipment and buildings increased the depreciation value during the third quarter (including effects on the first half of 2004), by an amount of approximately R$ 33 million.*

No período de janeiro a setembro de 2004 foram negociadas na BOVESPA 30,1 milhões de Ações Ordinárias (BELG3) e 575,9 milhões de Ações Preferenciais (BELG4).

O total de transações foi de R$ 550,4 milhões, em 7.129 negócios. O número de negócios com ações preferenciais da Belgo registrou um aumento de 68,6% em relação ao período mencionado de 2003. No mesmo período as ações ordinárias tiveram uma valorização de 80,52% e as preferenciais uma valorização de 87,90%, sem se considerar os proventos pagos, a saber:

1. R$ 150 milhões de Juros Sobre Capital Próprio relativos ao exercício de 2003, pagos em janeiro de 2004.
2. R$ 6,2 milhões de Dividendos complementares sobre o exercício de 2003, aprovados pela Assembléia Geral Ordinária de 23/04/2004, pagos em maio de 2004, e
3. R$ 100 milhões, sob a forma de Juros sobre Capital Próprio intermediários sobre o exercício de 2004, pagos em agosto de 2004.

No mesmo período, o índice Bovespa valorizou 4,54%.

O valor de mercado da Belgo em 30/09/2004 era de R$ 8.761,1 milhões, frente a R$ 4.754,6 milhões em 31/12/2003.

From January through September 2004, 30.1 million common shares (BELG3) and 575.9 million preferred shares (BELG4) were traded in the São Paulo Stock Exchange (BOVESPA).

A total amount of 7,129 transactions came to R$ 550.4 million. The number of trades with Belgo preferred shares rose by 68.6% compared to the same period in 2003. Over the same period, the common shares rose by 80.52% and the preferred shares increased by 87.90%, not considering the payments made, namely:

1. R$ 150 million on interest on equity for the 2003 financial year, paid in January 2004;
2. R$ 6.2 million in supplementary dividends on the 2003 financial year, approved by the Annual General Meeting held on April 23, 2004, paid in May 2004; and
3. R$ 100 million as intermediate interest on equity for the 2004 financial year, paid in August 2004.

In the same period, the BOVESPA Index valued by 4.54%.

Belgo's market cap value on September 30, 2004 was R$ 8,761.1 million (R$ 4,754.6 million on December 31, 2003).

Quadro 12 - Informações de Mercado / ***Chart 12 - Market Information***

	1998	1999	2000	2001	2002	2003	30/09/2004
Cotações de fechamento - ***Closing quotation***							
R$ / lote de 1000 ações - *R$ / per 1,000 shares*							
Ações Ordinárias Escriturais (OE) - *Common shares*	78,00	112,00	129,00	130,00	359,50	620,00	1.165,00
Ações Preferenciais Escriturais (PE) - *Preferred shares*	37,00	120,00	130,99	146,67	370,00	734,00	1.325,00
Valor de mercado - ***Market value***							
R$ milhões - *R$ million*	272,2	780,2	878,0	926,8	2.580,1	4.754,6	8.761,1
Patrimônio Líquido - ***Net equity***							
R$ / lote de 1000 ações - *R$ / per 1,000 shares*	241,81	213,20	279,77	296,60	323,34	384,11	476,00